Exhibit 16.2

May 21, 2013

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: EveryWare Global, Inc. (formerly ROI Acquisition Corp.) (Commission File No. 001-35437)

We have read the statements that we understand EveryWare Global, Inc. will include under Item 4.01 of the Form 8-K report that it will file regarding the recent change of auditors and are in agreement with the statements contained in the third sentence of the first paragraph and second and third paragraphs of Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours truly,

/s/ Rothstein Kass

Rothstein Kass
Roseland, New Jersey